ZIPZAP, INC.



ANNUAL REPORT

212 Orinda Way, #C-260
Orinda, CA 94563

www.zipzap.me

This Annual Report is dated April 15, 2019.

BUSINESS

ZipZap is a global money transfer app

Previous Offerings

Between January 1, 2017 and December 1, 2017, we raised $134,750 through convertible debt under Regulation Crowdfunding.

Between January 1, 2018 and December 1, 2018, we raised $40,500 through convertible debt under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

ZipZap had a net loss of $22,523 in 2018 vs. losses of $4,871 in 2017

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $1,799.14. The company stopped accepting orders as of December 31, 2018 and intends to wind down in 2019

Debt

	Prior fiscal year-end (2017)	Most recent fiscal year-end (2018)
Short-term Debt	$2,325,048.33	$2,159,500.00
Long-term Debt	$606,045.50	$566,045.50

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Alan Safahi - CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Alan Safahi	5,225,000 shares		95 %
	Sean Safahi	275,000 shares		5 %

RELATED PARTY TRANSACTIONS

There were no related third party transcations in 2018

OUR SECURITIES

Our authorized capital stock consists of 5,500,000 shares of common stock, par value $0._____ per share. As of December 31, 2018, 5,500,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
N/A

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2019.

ZipZap, Inc.

By   /s/Alan Safahi
_____

Name   Alan Safahi

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ZipZap Inc	
Consolidated Statement of Financial Position	
Year Ended 2018	
	USD
Assets	
Cash	1,799.14
Investment (Start Engines)	36,957.51
Deposit	21,260.00
Remittance	348,703.23
Deposit Transfers between CANADA accounts	(363,519.82)
Transfer from/to ZZ Canada	(8,400.00)
Total Assets	36,800.05
Liabilities	
Current Liabilities	
Accrued Interest on Notes (Convertible Notes)	165,458.33
Short Term Debt (Convertible Notes 1 year)	2,159,500.00

Total Current Liabilities	2,324,958.33
Long Term Notes Payable (Safahi)	566,045.50
Total Liabilities	2,891,003.83
Stockholders' Equity	
Stock	133,629.00
Retained Earnings Prior	(2,878,569.65)
Net Profit/(Loss)	(22,523.39)
Retained Earnings Ending	(2,901,093.04)
Other Stockholder Equity	(86,739.74)
Total Stockholder Equity	(2,854,203.78)
Total Liabilities and Shareholder's Equity	36,800.05
Note: Unaudited Financial Statement	

ZipZap Inc.	
Consolidated Income Statement	
Year Ended 2018	

	USD
Transfer Fees	11,404.30
Revenue	11,404.30
Advertising/Marketing	239.40
Affiliate Marketing Comms	410.00
CPA/Accounting	2,000.00
Bank Fee	4,848.72
Fees & License	1,000.00
Consulting Fee	14,146.00
KYC Vendor	2,242.40
Legal	1,000.00
Licensing Fee (App Store)	99.00
Office Expense	68.09
Payment & Network Fees	7,300.19
Storage Facility	228.00
T&E	179.44
Telecom	166.45
Total Expenses	33,927.69

Net Income/ Loss	(22,523.39)
Note: Unaudited Financial Statement	

CERTIFICATION

    I, Alan Safahi, Principal Executive Officer of ZipZap, Inc. , hereby certify that the financial statements of ZipZap, Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer